Exhibit 99.1
FOR IMMEDIATE RELEASE
NIDEC CORPORATION
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com
Released on September 2, 2010 in Kyoto, Japan
Notice of Issuance of Euro Yen Convertible-Bonds-Type Bonds
with Stock Acquisition Rights Due 2015
          Nidec Corporation (the “Company”) (NYSE:NJ) today announced that at the meeting of its Board of Directors held on September 2, 2010 it adopted a resolution to issue Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015 (the “Bonds with Stock Acquisition Rights”) not exceeding the aggregate principal amount of 100,000,000,000 yen (including 20,000,000,000 yen for a Green shoe option), as described below:
Background of the issuance of the Bonds with Stock Acquisition Rights:
          The Company has adopted a fundamental policy of continued, indefatigable challenge for growth and aims to reach the No. 1 position in the world of comprehensive drive technology, specialized in the business of “everything that spins and moves” with a focus on motors. In addition, the Company will, focusing in its market strategy on its four related key concepts namely, “energy-saving”, “eco-friendly”, “light, thin, short, and small” and half-price”, pursue growth-oriented strategies by developing new products, expanding its business into new markets, and gaining new customers as follows:
(i)	In the motor business, which is its core business, the Company has applied its primary technology for small but high-power, energy-efficient, and high-performance brushless DC motors to a wider array of products ranging from micro motors to home

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

appliances, industrial products, and mid-size motors for automobiles which are expected to become its future principal business. The Company is also continuing to develop new products and markets by utilizing its state-of-art research and development capabilities and production technology, which capabilities and technology the Company believes will allow it to keep its costs low.

(ii)	In the field of motors for HDDs, the Company plans to pursue technological innovations in response to HDDs’ capacity increase, expanding HDD applications, and smaller and thinner HDDs, and will seek to further enhance its competitive advantage on next-generation products in this market.

(iii)	In the field of electronic and optical parts, production equipment and measuring machines for semiconductors and electronic parts, the Company and each of its relevant group companies will seek to gain a leading position in the markets and achieve the world’s top technological standards in each of these areas. In addition, by integrating their technologies from a wide range of areas, the Company aims to create new markets and continue to develop high growth businesses.
At the same time, the Company plans to continue to pursue its M&A strategies, which contributes significantly to its rapid growth. The Company successfully completed two acquisitions overseas (namely, the acquisition of Nidec Sole Motor and SC Wado) during the fiscal year ended March 31, 2010, and on August 18, 2010, the Company announced that it would acquire the motors & controls business of Emerson Electric Co. (“EMC business”) to strengthen its global business base and complement and expand its product lineup. The Company plans to follow required procedures to complete the acquisition by September 30, 2010. The Company plans to focus on enhancing the Nidec Group’s in-sourcing capabilities to ensure a stable supply and improve profitability of its existing products; on expanding its automobile motor business, which is expected to be its principal business in the future; and on expanding its home appliance and industrial motor businesses, which are expected to grow rapidly.
          On the other hand, issues to be addressed for capital requirements are as follows:
(i)	Strengthening the research and development capabilities:
The Company aims to enhance its research and development capabilities of the whole Nidec Group to better respond to the rapidly changing market needs and to more effectively introduce new technologies and products into the market. As part of am effort to further expand the scale and enhance functions, the Company added new facilities to its Nagano Technical Center in March 2009 and Shiga Technical Center in August 2009, supplementing its core research and development capabilities at its Central Technical Center and Motor Engineering Research Laboratory. Furthermore,

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

as part of an effort to accelerate and globalize its made-in-market strategy, the Company is continuing to develop products locally, and aims to further expand and enhance the research and development facilities in Dalian and Dongguan, China.
(ii)	Global expansion of manufacturing capabilities:
In order to minimize the concentration risk arising from having production capabilities only in particular regions or countries, the Company seeks to diversify its investments geographically to ensure an appropriate balance in its global production capabilities. To respond to rapidly increasing investments in China, a new emerging market for the Company, it plans to increase its investments in the Philippines, Thailand, Vietnam and other South-East Asian countries. The Company also plans to expand its manufacturing facilities in Poland and enhance the capabilities of the manufacturing facilities in Italy and Hungary owned by Nidec Sole Motor, which has become a subsidiary as a result of our acquisition. The acquisition of the EMC business that has established a strong foothold in the United States is expected to enable the Nidec Group to establish operating bases in global areas, including Asia and Europe and more accurately meet rapidly globalizing and diversifying needs of customers.
          As to the issuance of the Bonds with Stock Acquisition Rights, the Company considers it essential to respond flexibly to changes in the business environment in the future and exercise agile management in M&A, research and development and capital expenditures based on the said management strategy and issues to be addressed.
          The conversion price of the Bonds with Stock Acquisition Rights will initially be set on or above the closing price of the Company’s shares on the Osaka Securities Exchange today to control the dilution of income per share for the time being. In addition, the Bonds with Stock Acquisition Rights will be issued with zero coupons and its paid-in amount will be 100.5% of the principal amount of the Bonds. Therefore the interest cost of the issuance of the Bonds with Stock Acquisition Rights is expected to be minimized at present.
Use of proceeds:
          The net proceeds of the issuance of the Bonds with Stock Acquisition Rights will be fully applied towards the repayment of existing short-term debt. The Company considers the issuance of the Bonds with Stock Acquisition Rights essential to improve the balance of financial expenses by minimizing interest cost at present and preserve flexibility in the future source of funding for investment funds.
Use of shares of treasury stock upon exercise of the Bonds with Stock Acquisition Rights:

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

          During the fiscal year ended March 31, 2009, the Company acquired its own shares in the amount of 23.7 billion yen and as of June 30, 2010, the Company held 5,784,535 shares of its own. The Company plans to use such shares upon exercise of the Bonds with Stock Acquisition Rights. The Company will make strategic use of these shares and increase its investment capacity for growth through a capital increase by conversion of the Bonds with Stock Acquisition Rights in the future while controlling serious dilution.
          Pursuant to the share exchange agreement entered into by the Company as of April 26, 2010 to make Nidec Servo Corporation its wholly owned subsidiary, the Company plans to allocate and deliver 731,673 shares of common stock of the Company to the shareholders of Nidec Servo Corporation, effective October 1, 2010, for which the shares of treasury stock of the Company will be used.

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

Description
Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015
1.	Description:

Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015 (the “Bonds with Stock Acquisition Rights”, among which the bonds only shall be referred to as the “Bonds” and the stock acquisition rights only shall be referred to as the “Stock Acquisition Rights” hereinafter) to be issued pursuant to the trust deed (the “Trust Deed”) dated September 21, 2010 (London time; hereinafter the same unless otherwise specified) (expected) to be entered into by and between the Company and Union Bank, N.A. (“Trustee”)

2.	Certificates for the Bonds with Stock Acquisition Rights:

With regard to the Bonds with Stock Acquisition Rights, certificates therefor in registered form (the “Certificate of Bonds with Stock Acquisition Rights”) shall be issued and no request shall be allowed to make them in bearer form.

3.	Number of Certificate of Bonds with Stock Acquisition Rights:

16,000 certificates shall be issued as Certificates of Bonds with Stock Acquisition Rights; one Certificate of Bonds with Stock Acquisition Rights shall be issued for each Bond with Stock Acquisition Rights; provided, however, that in the event that the rights of the Managers set forth in Section 10 below are exercised, additional Certificates of Bonds with Stock Acquisition Rights shall be issued for the Bonds with Stock Acquisition Rights. In the event that the rights are exercised to the upper limit, 20,000 Certificates of Bonds with Stock Acquisition Rights will be issued. Until and unless the definitive certificates are issued, one global certificate representing the total amount of the Bonds with Stock Acquisition Rights shall be issued. Further, replacement Bonds with Stock Acquisition Rights (which mean Certificates of Bonds with Stock Acquisition Rights issued against appropriate evidence and indemnity for lost, stolen or destroyed Certificates of Bonds with Stock Acquisition Rights; the same applies hereinafter) may be issued.

4.	Offer price (issue price) of the Bonds with Stock Acquisition Rights:

102.5% of the principal amount of each Bond

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

5.	Matters concerning the Bonds:

(1)	Aggregate principal amount of the Bonds:

80,000,000,000 yen and the aggregate principal amount of the Bonds related to the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the rights of the Managers set forth in Section 10 below, plus the aggregate principal amount of the Bonds related to the replacement Bonds with Stock Acquisition Rights

(2)	Principal amount of each Bond:

5,000,000 yen. The principal amount of the global certificate set out in Section 3 above shall be the aggregate of the principal amounts of the Bonds related to the Bonds with Stock Acquisition Rights represented by the global certificate.

(3)	Paid-in amount of each Bond:

100.5% of the principal amount of each Bond

(4)	Closing Date and Issue Date for the Bonds:

September 21, 2010

(5)	Redemption of the Bonds upon maturity:

To be redeemed at 100% of the principal amount of each Bond on September 18, 2015 (the “Maturity Date”)

(6)	Early redemption of the Bonds:

(A)	Early redemption by Clean-up Clause:

If the outstanding principal amount of the Bonds is less than 10% of the aggregate principal amount of the Bonds as of the date of issue thereof, the Company may, having given not less than 30 nor more than 60 days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount.

(B)	Early redemption for taxation reasons:

If the Company satisfies the Trustee that the Company has or will become obliged to pay additional amounts as provided for in Section 7 (1) below and that such obligation

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

cannot be avoided by the Company taking reasonable measures available to it, the Company may, having given not less than 30 nor more than 60 days’ prior notice (the “Tax Redemption Notice”) to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on a date fixed for redemption (the “Tax Redemption Date”); provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Bonds then due.

Notwithstanding the foregoing, if the outstanding principal amount of the Bonds at the time when such Tax Redemption Notice is given is 10% or more of the aggregate principal amount of the Bonds as of the date of issue thereof, each holder of the Bonds with Stock Acquisition Rights will, having given notice to the Company no later than 20 days prior to the Tax Redemption Date, have the right to elect that its Bonds should not be redeemed. In such case, the Company shall not be obliged to pay additional amounts as provided for in Section 7 (1) below and the payment in respect of the Bonds after the Tax Redemption Date shall be made subject to the withholding of, or deduction for or on account of, Japanese taxes, duties, assessments and governmental charges referred to in Section 7 (1) below.

(C)	Early redemption due to Corporate Events:

If any of the following conditions is satisfied upon or following the occurrence of a Corporate Event (as defined below) and (i) it is not legally possible under the then applicable Japanese laws (taking into account the then official or judicial interpretation of such laws) to take steps as provided for in Section 6 (11) below; or (ii) it is legally possible to take steps as provided for in paragraph 6 (11) below but, despite the Company using its best endeavors, the Company cannot take such steps; or (iii) despite the Company using its best endeavors, on (a) the date of the approval of the relevant Corporate Event by its general meeting of shareholders or its Board of Directors or (b) the 25th day prior to the effective date of the transaction contemplated by the relevant Corporate Event (“Corporate Event Effective Date”), whichever occurs later, (x) the shares of common stock of the New Obligor set out in paragraph 6 (11) below have not been listed on any financial instruments exchange in Japan, and (y) no confirmation has been obtained by the New Obligor from any financial instruments exchange in Japan or the governing body of any financial instruments market in Japan that such listing will be obtained on or prior to such Corporate Event Effective Date; or (iv) on the date of approval thereof by its general meeting of shareholders or its Board of Directors, the Company anticipates that, even if such steps were taken as provided for in Section 6 (11) below, the shares of common stock of the New Obligor would not be listed on any financial instruments exchange in Japan on the relevant Corporate Event Effective Date, the Company shall immediately

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

deliver to the Trustee a certificate stating that such condition (i), (ii), (iii) or (iv) is satisfied, and as soon as practicable thereafter shall give notice of satisfaction of such condition to the holders of the Bonds with Stock Acquisition Rights. In such case, the Company may, having given not less than eight Tokyo Business Days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date specified for redemption in such notice of redemption (the “Corporate Event Redemption Date”) (which shall be the Tokyo Business Day immediately preceding the relevant Corporate Event Effective Date).

“Corporate Event” collectively refer to (i) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for (a) any consolidation or amalgamation (shinsetsu gappei) of the Company with, or merger (kyushu gappei) of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation; the same applies hereinafter) (the “Merger Event”), (b) the sale or transfer of all or substantially all of the assets of the Company to another corporation (the “Asset Transferee”), pursuant to the terms of which the Company’s obligations under the Bonds with Stock Acquisition Rights are to be transferred to or assumed by the Asset Transferee (the “Asset Transfer Event”), (c) any corporate split (shinsetsu bunkatsu or kyushu bunkatsu) in which the Company’s obligations under the Bonds with Stock Acquisition Rights are to be transferred to or assumed by the corporation which is the counterparty to such corporate split(the “Corporate Split Event”) or (d) the Company to become a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten) (the “Holding Company Event”) and (ii) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not required, at a meeting of the Board of Directors of the Company) for any other corporate reorganization procedure then provided for under Japanese law pursuant to which the obligations under the Bonds and/or the Stock Acquisition Rights are proposed to be transferred to or assumed by another corporation.

(D)	Early redemption on delisting of the shares:

(a)	If (i) any offer is made by a party or parties (the “Offeror”) other than the Company in accordance with the Financial Instruments and Exchange Law to all holders of the shares of common stock of the Company (the “Shares”) to acquire all or a portion of the Shares, (ii) the Company expresses its opinion to support such offer in accordance with the Financial Instruments and Exchange Law, (iii) the Company or the Offeror states in the relevant tender offer registration statement or any amendment thereto, or

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

otherwise publicly announces or admits, that the Shares may cease to be listed, quoted or dealt in on the Relevant Stock Exchange or may be disqualified from such listing, quotation or dealing, as a result of the acquisition of the Shares pursuant to the offer (unless the Company or the Offeror publicly expresses its intention to use its best endeavors to continue such listing, quotation or dealing after such acquisition) and (iv) the Offeror acquires any Shares pursuant to the offer (hereinafter referred to as a “Delisting Event”), then the Company may, having given not less than eight Tokyo Business Days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date specified for redemption thereof in such notice of redemption (which shall be the fifth Tokyo Business Day after the last day of the Conversion Price Reduction Period in respect of the relevant Delisting Event as set out in Section 6 (6) (D) below).

(b)	Notwithstanding the foregoing, if the Company or the Offeror states in the relevant tender offer registration statement or any amendment thereto, or otherwise publicly announces, that it intends to effect a Corporate Event after the date of acquisition of any Shares pursuant to the offer, then the redemption of the Bonds under this item (D) shall not apply unless such Corporate Event does not occur within 60 days after the first settlement date specified in the relevant tender offer, in which case the Company may, having given not less than eight Tokyo Business Days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date specified for redemption thereof in such notice of redemption (which shall be the fifth Tokyo Business Day after the last day of the Conversion Price Reduction Period in respect of the relevant Delisting Event as set out in Section 6 (6) (D) below).

If the Company becomes entitled to redeem the Bonds pursuant to both item (C) above and this item (D), the procedure pursuant to item (C) above shall apply.

(E)	Early redemption at the option of the holders of the Bonds with Stock Acquisition Rights (other than upon occurrence of a Corporate Event or Delisting Event):

Any holder of the Bonds with Stock Acquisition Rights is entitled, at its option, to require the Company to redeem such Bonds on September 20, 2013 (the “Optional Redemption Date”) at 100% of its principal amount. To exercise such option, the holder of such Bonds with Stock Acquisition Rights shall complete, execute and deposit at the specified office of the Paying and Stock Acquisition Rights Exercise Agent set out in paragraph (10) below, a notice of redemption in the specified form, together with such Bonds with Stock Acquisition Rights. Such notice of redemption must be given not less than 30 nor more than 60 days prior to the relevant holder’s

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

Optional Redemption Date. Such notice of redemption shall be irrevocable and shall not be withdrawn without the consent in writing of the Company.

However, if the Company gives notice of its intention to redeem all of the Bonds with Stock Acquisition Rights pursuant to the terms and conditions of the Bonds with Stock Acquisition Rights (the “Terms and Conditions of the Bonds”) relating to early redemption under items (A) through (D) above, that notice of early redemption under items (A) through (D) above shall take priority over any notice given pursuant to this item (E) (whether given before or after any notice of early redemption being given by the Company pursuant to item (A), (B), (C) or (D) above).

(F)	Early redemption at the option of the holders of the Bonds with Stock Acquisition Rights upon occurrence of a Corporate Event or Delisting Event:

Any holder of the Bonds with Stock Acquisition Rights is entitled, at its option, to require the Company to redeem such Bonds on or after a Conversion Price Reduction Start Date set out in Section 6 (6) (D) below at 100% of its principal amount, together with an amount to be calculated as the Redemption Premium pursuant to the Terms and Conditions of the Bonds with Stock Acquisition Rights. To exercise such option, the holder of such Bonds with Stock Acquisition Rights shall complete, execute and deposit at the specified office of the Paying and Stock Acquisition Rights Exercise Agent set out in paragraph (10) below, a notice of redemption in the specified form, together with such certificates for the Bonds with Stock Acquisition Rights. Such notice of redemption must be deposited no later than the fifth Tokyo Business Day prior to the last day of the relevant Conversion Price Reduction Period. Such notice of redemption shall be irrevocable and shall not be withdrawn without the consent in writing of the Company. The Company shall so redeem all Bonds with Stock Acquisition Rights in respect of which such notice has been given on the second Tokyo Business Day after the last day of the relevant Conversion Price Reduction Period.

However, if the Company gives notice of its intention to redeem all of the Bonds with Stock Acquisition Rights pursuant to the Terms and Conditions of the Bonds relating to early redemption under item (A) or (B) above, that notice of early redemption under item (A) or (B) above shall take priority over any notice given pursuant to this item (F) (whether given before or after any notice of early redemption being given by the Company pursuant to item (A) or (B) above).

If the Company gives notice of its intention to redeem all of the Bonds with Stock Acquisition Rights pursuant to the Terms and Conditions of the Bonds relating to early redemption under item (C) or (D) above, any notice given pursuant to this item (F) shall take priority over that notice of early redemption under item (C) or (D)

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

above (whether given before or after any notice of early redemption being given by the Company pursuant to item (C) or (D) above).

(7)	Place of redemption:

Specified office of the Paying and Stock Acquisition Rights Exercise Agent set out in paragraph (10) below

(8)	Purchase and cancellation:

The Company may at any time purchase the Bonds with Stock Acquisition Rights in the open market or otherwise and hold or resell them. The Bonds related to such Bonds with Stock Acquisition Rights may, at the option of the Company, be cancelled. Any of its Subsidiaries may at any time purchase the Bonds with Stock Acquisition Rights in the open market or otherwise and hold or resell them. The Bonds related to such Bonds with Stock Acquisition Rights may, at the option of such Subsidiary, be delivered to the Company for cancellation.

(9)	Matters concerning interest on the Bonds and the method and dates of payment of interest:

The Bonds shall bear no interest.

(10)	Paying and Stock Acquisition Rights Exercise Agent related to such Bonds with Stock Acquisition Rights:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., London Branch

(11)	Security or guarantee for the Bonds:

The Bonds will be issued with no security or guarantee.

(12)	Acceleration:

If, upon occurrence of any default in the performance or observance of any provision contained in the Trust Deed or in the Bonds or any of the events specified in the Terms and Conditions of the Bonds, the Trustee gives notice to the Company declaring the Bonds to be due and repayable pursuant to the provisions of the Terms and Conditions of the Bonds, the Company must immediately redeem all of the Bonds then outstanding at 100% of the principal amount, together with default interest as provided for in the Terms and Conditions of the Bonds.

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

6.	Matters concerning Stock Acquisition Rights:
(1)	Total number of Stock Acquisition Rights to be issued:

16,000 rights and the number of rights to be obtained by dividing by 5,000,000 yen the aggregate of the principal amounts of the Bonds related to Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the rights of the Managers set forth in Section 10 below, plus the number of rights to be obtained by dividing by 5,000,000 yen the aggregate of the principal amounts of the Bonds related to replacement Bonds with Stock Acquisition Rights

(2)	Number of Stock Acquisition Rights to be incorporated in the Bonds:

One Stock Acquisition Right per the principal amount of 5,000,000 yen of each Bond

(3)	Cash to be paid in exchange for Stock Acquisition Rights:

No cash payment shall be required in exchange for any Stock Acquisition Right.

(4)	Date of allocation of Stock Acquisition Rights:

September 21, 2010

(5)	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

(A)	Class:

Shares of common stock of the Company

(B)	Number:

The number of Shares to be delivered by the Company upon exercise of the Stock Acquisition Rights shall be the number to be obtained by dividing the aggregate of the paid-in amounts of the Bonds related to such exercise by the Conversion Price set out in paragraph (6) below. Any fraction of a share resulting from the exercise shall be rounded down and no cash adjustment shall be made.

(6)	Description of the asset to be contributed upon exercise of the Stock Acquisition Rights and the amount thereof:

(A)	Upon exercise of each Stock Acquisition Right, the Bond related to the Stock

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

Acquisition Right shall be contributed to capital and the amount of the Bond shall be equivalent to the paid-in amount thereof.
(B)	The Conversion Price shall, pursuant to the authorization by the Company’s board of directors, initially be determined by a Representative Director of the Company, who shall take into consideration investor demand and other movements of the market; provided, however, that the initial Conversion Price shall not fall below the amount obtained by multiplying by 1.0 the Closing Price (as defined below) of the Shares on the date of the Subscription Agreement relating to the Bonds with Stock Acquisition Rights to be entered into between the Company and the Managers set out in Section 10 below (the “date of determination of the Terms and Conditions of the Bonds”).

The “Closing Price” of the Shares on a specific day means the closing price of the Shares (regular way) on the Osaka Securities Exchange on that day.

(C)	The Conversion Price shall be adjusted in accordance with the following formula when the Company issues Shares or disposes of the Shares held by the Company for a paid-in amount less than the current market price thereof after the issuance of the Bonds with Stock Acquisition Rights. In the following formula, the “number of already issued shares” means the total number of the Shares issued (excluding the Shares held by the Company).
The Conversion Price shall also be adjusted from time to time in certain events, such as a split or consolidation of the Shares, distribution of certain retained earnings and the issuance of stock acquisition rights (including those attached with bonds with stock acquisition rights) which enable the holders thereof to make requests for the delivery of the Shares at a price less than the current market price of the Shares.
(D)	If, (i) upon or following the occurrence of a Corporate Event, the Company gives notice to the holders of Bonds with Stock Acquisition Rights of satisfaction of any condition set out in Section 5 (6) (C) (i) through (iv) above, or (ii) early redemption as set out in Section 5 (6) (D) (a) or (b) above becomes possible, the Conversion Price shall be

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

reduced to the price as set out below during a Conversion Price Reduction Period (as defined below). The reduced Conversion Price shall be calculated in a specified method by reference to Reference Share Prices on the Conversion Price Reduction Start Date (as defined below) and set out in the Terms and Conditions of the Bonds to be an amount that may reflect the value of the Bonds with Stock Acquisition Rights as of the Conversion Price Reduction Start Date in consideration of the interest rates, the price of the Shares, volatilities and other market trends as of the day on which the initial Conversion Price was determined under item (B) above. The minimum reduced Conversion Price so calculated in such specified method shall be the Closing Price of the Shares on the date of determination of the Terms and Conditions of the Bonds and the maximum reduced Conversion Price shall be the initial Conversion Price. The details of the method shall be determined pursuant to the authorization by the Company’s board of directors, by a Representative Director of the Company, simultaneously upon the determination of the initial Conversion Price.
“Conversion Price Reduction Period” means, subject to certain exceptions, a period beginning on the Conversion Price Reduction Start Date and ending on the fifth Tokyo Business Day prior to the relevant Corporate Event Effective Date in case (i) above, and a period of 30 days beginning on the Conversion Price Reduction Start Date in case (ii) above.
“Conversion Price Reduction Start Date” means the date to be determined by the Company within 10 Tokyo Business Days (in case of the proviso of Section 5 (6) (D) (b) above, two Tokyo Business Days) after the day on which notice is given under case (i) or (ii) above.
(7)	Exercise period of Stock Acquisition Rights:

Each Stock Acquisition Right may be exercised at any time during the period from, and including, October 5, 2010 to, and including, September 4, 2015 (at the place where the Stock Acquisition Right is to be exercised); however, (i) if the relevant Bond shall have been called for early redemption under Section 5 (6) (A) through (D) above, then up to the third Tokyo Business Day (at the place as aforesaid) prior to the date fixed for redemption thereof (unless, in the case of such Bond being called for early redemption under Section 5 (6) (B) above, the relevant holder of the Bonds has elected that such Bonds shall not be redeemed), (ii) if the relevant Bond shall have been purchased for cancellation under Section 5 (8) above, then up to the time when such Bond is so cancelled, or (iii) if the relevant Bond shall become due and repayable under Section 5 (12) above, then up to the time when such Bond becomes so due and repayable; provided, however, that in no event, shall the Stock Acquisition Rights be exercised after September 4, 2015 (at the place where the Stock Acquisition Right is to be exercised).

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

However, the Stock Acquisition Rights may not be exercised for such period as may be designated by the Company, which period may not exceed 30 days, and which period shall end on a date not later than 14 days after the Corporate Event Effective Date if the Company reasonably determines that such suspension is necessary in order to consummate the relevant Corporate Event by the Company.
Notwithstanding the above, the Stock Acquisition Right may not be exercised if a Tokyo Business Day on which the exercise of Stock Acquisition Rights becomes effective (a “Stock Acquisition Date”) (or if the Stock Acquisition Date is not a Tokyo Business Day, the next following Tokyo Business Day) falls during the period from, and including, two Tokyo Business Days prior to each Record Date (as defined below) or any other day specified for determining the shareholders (any “Other Shareholder Fixing Date”) pursuant to Article 151, paragraph 1 of the Law Concerning Book-Entry Transfer of Bonds, Stocks, Etc.” (2001 Law No. 75) to, and including, such Record Date or such Other Shareholder Fixing Date (if a Record Date or Other Shareholder Fixing Date is not a Tokyo Business Day, from, and including, three Tokyo Business Days prior to such Record Date or such Other Shareholder Fixing Date to, and including, the Tokyo Business Day next following such Record Date or such Other Shareholder Fixing Date). If, as a Record Date or Other Shareholder Fixing Date, the Company fixes a day other than as fixed as such in its Articles of Incorporation, the Company shall give notice in writing of the period during which the Stock Acquisition Rights shall not be exercised to the Trustee and the holders of the Bonds with Stock Acquisition Rights no later than five Tokyo Business Days prior to such Record Date or such Other Shareholder Fixing Date.
“Record Date” means a day fixed to grant dividends or other distributions or rights to the holders of the shares pursuant to the Articles of Incorporation of the Company or in any other manner specified by the Company; provided, however, that in the event that the Company has not fixed such Record Date but it is required to be fixed, “Record Date” shall refer to a day on which such relevant event becomes effective.
(8)	Other conditions for the exercise of Stock Acquisition Rights:

No Stock Acquisition Right may be exercised in part only.

(9)	Effect of the exercise of Stock Acquisition Rights:

The request for exercise of the Stock Acquisition Right shall be deemed to have been made, and accordingly the exercise of the Stock Acquisition Right will become effective, at 23:59 hours on the day (the next calendar day in Japan) on which the Bonds with Stock Acquisition Rights and other documents necessary to

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

request the exercise thereof are deposited in the specified office of the Paying and Stock Acquisition Rights Exercise Agent set out in Section 5 (10) above, and on which all conditions precedent to the exercise of the relevant Stock Acquisition Right are fulfilled.
(10)	Stated capital and additional paid-in capital to be increased when shares are issued upon exercise of Stock Acquisition Rights:

The amount of stated capital to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be one-half of the “maximum capital and other increase amount”, as calculated pursuant to Article 17 of the Rules of Account Settlement of Corporations in respect of the exercise of the relevant Stock Acquisition Rights, with any fraction of less than one yen being rounded up. The amount of additional paid-in capital to be increased shall be an amount obtained by reducing from the maximum capital and other increase amount the amount of stated capital so increased.

(11)	Grant of New Stock Acquisition Rights by New Obligor in case of Corporate Event by the Company:

(A)	If a Corporate Event occurs, the Company shall use its best endeavors to cause the New Obligor (as defined below) to be substituted as the principal obligor under the Bonds with Stock Acquisition Rights and for the grant of New Stock Acquisition Rights in relation to the Bonds in place of the Stock Acquisition Rights pursuant to the Terms and Conditions of the Bonds; provided, however, that (i) such substitution and grant is legally possible under the then applicable Japanese laws, (ii) a practical structure for such substitution and grant has been or can be established; and (iii) such substitution and grant can be consummated without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the opinion of the Company unreasonable in the context of the entire transaction. In such case, the Company shall also use its best endeavors to ensure that the shares of common stock of the New Obligor will be listed on any stock exchange in Japan or be quoted or dealt in on any securities market in Japan on the later of the day on which the Corporate Event occurs and the 25th day prior to the relevant Corporate Event Effective Date. The obligations of the Company to use its best endeavors under this sub-item (A) shall not apply if the Company delivers a certificate to the Trustee as set out in Section 5 (6) (C) (d) above.

“New Obligor” means any counterparty to a Corporate Event to or by which the obligations of the Company under the Bonds with Stock Acquisition Rights and/or the Stock Acquisition Rights are proposed to be transferred or assumed.

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

(B)	The descriptions of the New Stock Acquisition Rights to be granted by the New Obligor as provided for in sub-item (A) above shall be as follows:

(i)	Number of New Stock Acquisition Rights to be granted:

The number of New Stock Acquisition Rights to be granted will be equal to the number of the Stock Acquisition Rights incorporated in the Bonds with Stock Acquisition Rights outstanding immediately prior to the relevant Corporate Event Effective Date.

(ii)	Class of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

Shares of common stock of the New Obligor

(iii)	Number of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

The number of shares of common stock of the New Obligor to be issued or transferred upon exercise of the New Stock Acquisition Rights shall be determined by reference to the Terms and Conditions of the Bonds taking into account the terms of the transaction contemplated under the relevant Corporate Event, and
i)	in the case of a Merger Event or a Holding Company Event, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right would upon its exercise immediately after the Corporate Event Effective Date receive the number of shares of common stock of the New Obligor (the “Number of Deliverable Shares”) receivable upon the relevant Corporate Event by a holder of the number of Shares (such number being the “Number of Held Shares”) which a holder of a Stock Acquisition Right would have received had such Stock Acquisition Right been exercised immediately prior to the relevant Corporate Event Effective Date. If securities (other than shares of common stock of the New Obligor) or other property shall be delivered to such holder of the Number of Held Shares upon the taking effect of the Merger Event or the Holding Company Event (as the case may be), such number of shares of common stock of the New Obligor shall form part of the Number of Deliverable Shares as shall be calculated by dividing the fair market value of such securities or properties delivered to such holder of the Number of Held Shares by the market price of a share of common stock of the New Obligor; or

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

ii)	in the case of any other Corporate Event, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right would upon its exercise immediately after the Corporate Event Effective Date receive an equivalent economic interest as that which a holder of the number of Shares which a holder of a Stock Acquisition Right would have received had such Stock Acquisition Right been exercised immediately before the relevant Corporate Event Effective Date.
The conversion price shall be subject to adjustment which shall be nearly equivalent to the adjustments set out in item (6) (C) and (D) above.
(iv)	Description of the asset to be contributed upon exercise of the New Stock Acquisition Rights and the amount thereof:

Upon exercise of each New Stock Acquisition Right, the relevant Bond shall be deemed to be acquired by the New Obligor as a capital contribution in kind and the amount of the Bond shall be equal to the principal amount of the relevant Bond.

(v)	Exercise period of the New Stock Acquisition Rights:

The New Stock Acquisition Rights may be exercised at any time during the period from, and including, the relevant Corporate Event Effective Date (or any day within 14 days thereafter, as the came may be) up to, and including, the last day of the Exercise Period of the Stock Acquisition Rights set out in item (7) above.

(vi)	Other conditions for the exercise of the New Stock Acquisition Rights:

No New Stock Acquisition Right may be exercised in part only.

(vii)	Stated capital and additional paid-in capital to be increased when shares are issued upon exercise of the New Stock Acquisition Rights:

The amount of stated capital to be increased when shares are issued upon exercise of New Stock Acquisition Rights shall be one-half of the “maximum capital and other increase amount”, as calculated pursuant to Article 17 of the Rules of Account Settlement of Corporations in respect of the exercise of the relevant New Stock Acquisition Rights, with any fraction of less than one yen being rounded up. The amount of additional paid-in capital to be increased shall be an amount obtained by reducing from the maximum capital and other increase amount the amount of stated capital so increased.

(viii)	Occurrence of any subsequent Corporate Event:

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United St ates under the Securities Act or will be offered in Japan

If any Corporate Event occurs to the New Obligor, it shall be treated in the same manner as the Bonds with Stock Acquisition Rights.

(ix)	Others:

Fractions of a share of common stock of the New Obligor that would otherwise be issued by the New Obligor upon exercise of the New Stock Acquisition Rights shall be truncated and no adjustment or cash payment will be made in respect thereof. Each Bond assumed or Bond provided, by the New Obligor may not be transferred separately from the New Stock Acquisition Rights.

(C)	If the Company causes its obligations under the Bonds and the Trust Deed to be transferred to or assumed by the New Obligor in accordance as provided for in sub-item (A) above, it shall provide a guarantee in certain cases specified in the Terms and Conditions of the Bonds and also comply with the Terms and Conditions of the Bonds.

(12)	Reason for requiring no cash payments in exchange for Stock Acquisition Rights:

The Bonds and the Stock Acquisition Rights are closely connected, i.e., the Stock Acquisition Rights are attached with the Convertible-Bonds-Type Bonds with Stock Acquisition Rights and may not be transferred separately from the Bonds and the Bonds related to the Stock Acquisition Rights shall be contributed to capital in kind upon exercise of the relevant Stock Acquisition Rights. In addition, the Company has taken into consideration the value of the Stock Acquisition Rights and the economic value to be generated to the Company by the terms of issuance of the Bonds, including interest on the Bonds and the paid-in amount thereof. Hence, the Company has determined that no cash payments be required in exchange for the Stock Acquisition Rights.

7.	Special covenants:

(1)	Additional payments:

If any withholding of or deduction for any present or future taxes, duties, assessments and governmental charges imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax from any payment in respect of the Bonds is required, the Company will, subject to certain exceptions, pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds with Stock Acquisition Rights after such withholding or deduction shall equal the amounts which would have been receivable in respect of the

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United St ates under the Securities Act or will be offered in Japan.

Bonds with Stock Acquisition Rights in the absence of such withholding or deduction.

(2)	Negative pledge:

So long as any of the Bonds with Stock Acquisition Rights remains outstanding, the Company will not, and will procure that no Principal Subsidiary (as defined in the Terms and Conditions of the Bonds; the same applies hereinafter) will, create or permit to subsist any mortgage, charge, pledge or other security interest for the benefit of the holders of any Relevant Debt (as defined below) upon the whole or any part of the Company’s or such Principal Subsidiary’s property or assets, present or future, to secure (i) payment of any sum due in respect of any Relevant Debt or (ii) any payment under any guarantee of any Relevant Debt or (iii) any payment under any indemnity or other like obligation in respect of any Relevant Debt, without in any such case at the same time according or procuring to be accorded to the Bonds, (x) to the satisfaction of the Trustee, the same security as is granted to or subsists in respect of such Relevant Debt or such guarantee, indemnity or other like obligation or (y) such other security or guarantee as the Trustee may in its absolute discretion deem to be not materially less beneficial to the interests of the holders of the Bonds with Stock Acquisition Rights or as shall be approved by an Extraordinary Resolution of the holders of the Bonds with Stock Acquisition Rights.

For the purposes of this paragraph (2), “Relevant Debt” means any bonds, debentures, notes or other similar securities of any person with a stated maturity of more than one year from the creation thereof and which: (a) either are by their terms payable, or confer a right to receive payment, in any currency other than yen, or are denominated in yen and more than 50% of the aggregate principal amount thereof is initially offered outside Japan by or with the authorization of the Company or the relevant Principal Subsidiary, as the case may be; and (b) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any financial instruments exchange or over-the-counter or other similar securities market outside Japan.

8.	Governing law:

English law

9.	Place of issuance:

City of London, the United Kingdom

10.	Way of Offering:

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United St ates under the Securities Act or will be offered in Japan.

Public offering in the overseas market (excluding the United States of America) consisting mainly of Europe through underwriting by purchase of the entire amount by Managers with Mitsubishi UFJ Securities International plc as the Lead Manager and Bookrunner (the “Managers”). Any application for the purchase shall be submitted no later than 8:00 (Japan time) on the day next following the day on which the terms of the issuance of the Bonds shall be determined. The Company shall grant to the Managers options to purchase additional Bonds with Stock Acquisition Rights in the maximum aggregate principal amount of 20,000,000,000 yen by giving to that effect to the Company not later than September 14, 2010.

11.	Managers’ commissions:

No underwriting commission will be paid to the Managers and in lieu thereof, the aggregate of the difference between the offer price (issue price) of the Bonds with Stock Acquisition Rights (102.5% of the principal amount of each Bond) and the paid-in amount thereof (100.5% of the principal amount of each Bond) to be paid by the Managers to the Company will be the Managers’ commissions.

12.	Listing:

The Bonds with Stock Acquisition Rights shall be listed on the Stock Exchange of Singapore.

13.	Custodian and Registrar of the Stock Acquisition Rights:

Union Bank, N.A.

14.	Others:

No stabilization transaction will be made in respect of the shares of the Company.
- END -

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United St ates under the Securities Act or will be offered in Japan.

(For reference)
1.	Use of proceeds

(1)	Use of the proceeds of the fund-raising by this transaction:

The net proceeds of the issuance of the Bonds with Stock Acquisition Rights (including those from the Green shoe option) will be fully applied towards the repayment of existing short-term debt no later than September 30, 2010.

(2)	Change in the use of the proceeds of the fund-raising by the previous transaction:

Not applicable

(3)	Prospect of the effect of the fund-raising on the operating results:

The Bonds with Stock Acquisition Rights, which are zero-coupon securities, will have no effect on the operating results in terms of a new interest burden.

2.	Distribution of profits to the shareholders

(1)	Basic policy on the distribution of profits:

The Company’s dividend policy is to increase its dividend payments subject to improvements in consolidated net earnings, while securing stable dividend levels, and to increase retained earnings to further strengthen its management structure and prepare for aggressive business development.

(2)	Stance on the determination of dividends:

The Company has adopted a basic policy of paying interim dividends and year-end dividends annually. Its Board of Directors is the organ responsible for determining the distribution of surplus.

(3)	Use of retained earnings:

The Company will use retained earnings to further strengthen its management structure and prepare for aggressive business development in view of profitability enhancement.

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United St ates under the Securities Act or will be offered in Japan.

(4)	Dividends for the most recent three fiscal years (on a consolidated basis):

	Year ended	Year ended	Year ended
	March 31, 2008	March 31, 2009	March 31, 2010
Net income attributable to NIDEC CORPORATION per share	284.00 yen	197.42 yen	373.04 yen
Annual dividend per share	55 yen	60 yen	65 yen
(Interim dividend per share)	(25 yen)	(30 yen)	(25 yen)
Actual consolidated dividend payout ratio	19.4%	30.4%	17.4%
Ratio of net income attributable to NIDEC CORPORATION to shareholders’ equity	13.2%	9.2%	16.3%
Ratio of consolidated dividend to net assets	2.6%	2.8%	2.8%

Notes: 1.	The Company’s consolidated financial statements are prepared based on the accounting principles generally accepted in the United States.

2.	“Actual consolidated dividend payout ratio” is a figure obtained by dividing annual dividends per share by net income attributable to NIDEC CORPORATION per share.

3.	“Ratio of consolidated dividend to net assets” is a figure obtained by dividing annual dividends per share by net assets (total of shareholders’ equity and noncontrolling interests) per share (consolidated) (the average of beginning net assets per share and year-end net assets per share).

4.	Based on the US accounting standards, with regard to discontinued operations, consolidated financial information for past years have been retrospectively reclassified and restated in accordance with FASB Accounting Standards Codification™ (ASC) 205-20 “Presentation of Financial Statements – Discontinued Operation” (the former FASB Statement (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”).
3.	Others
(1)	Information on potential dilution of shares:

No calculation has been made as the conversion price remains undetermined. Such information will be publicized after the conversion price and the aggregate issue amount are determined.

(2)	Equity finances for the past three years:

Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.

(i)	Equity finances:

Not applicable

(ii)	Stock price performances for the past three fiscal years and the most recent stock price available:

	Year ended	Year ended	Year ended	Year ending
	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011
Opening price	7,650 yen	6,130 yen	4,450 yen	10,020 yen
Highest price	8,770 yen	8,290 yen	10,040 yen	10,140 yen
Lowest price	6,020 yen	3,130 yen	4,310 yen	7,050 yen
Closing price	6,130 yen	4,400 yen	10,020 yen	7,510 yen
Price-earnings ratio	21.6 times	22.3 times	26.9 times	—

Notes: 1.	The stock price for the year ending March 31, 2011 is shown as of September 1, 2010.

2.	“Price-earnings ratio” for each fiscal year is a figure obtained by dividing the stock price (closing price) as at the end of the relevant fiscal year by net income attributable to NIDEC CORPORATION per share.

3.	All the stock prices are those of shares of common stock of the Company on the Osaka Securities Exchange.
(3)	Lock-up:

The Company has agreed with Mitsubishi UFJ Securities International plc (the Lead Manager) that for a period of 180 days beginning from the date of execution of the subscription agreement (the date of determination of the terms and conditions of the Bonds), the Company will not issue securities substantially similar to the Bonds with Stock Acquisition Rights or the shares of common stock of the Company or otherwise enter into a transaction similar thereto, without the prior written consent of the Lead Manager, other than (i) the issue by the Company of the Bonds with Stock Acquisition Rights or the issue of the shares of common stock of the Company upon exercise of the Stock Acquisition Rights, (ii) the issue of the shares of common stock of the Company pursuant to the share exchange agreement entered into as of April 26, 2010 to make Nidec Servo Corporation a wholly owned subsidiary of the Company, and (iii) the grant of stock acquisition rights to directors and employees of the Company or any of its subsidiaries or affiliates pursuant to its stock option plans.
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Disclaimer: This press release is contemplated for public announcement of the issuance of the Convertible-Bonds-Type Bonds with Stock Acquisition Rights (the “Bonds with Stock Acquisition Rights”) by the Company and is not prepared for solicitation of investment. In making investment in the Bonds with Stock Acquisition Rights, any prospective investor should read the Offering Circular executed by the Company and make his/her own judgment. This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities under the U.S. Securities Act of 1933 (the “Securities Act”). The Bonds with Stock Acquisition Rights may not be offered or sold in the United States under the Securities Act absent registration under, or an applicable exemption from the registration requirements of the Securities Act. With regard to the Bonds with Stock Acquisition Rights, no securities will be offered or sold in the United States under the Securities Act or will be offered in Japan.